EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2020 compared to three months ended September 30, 2019

During the three months ended September 30, 2020, Danaos had an average of 58.0 containerships compared to 55.0 containerships during the three months ended September 30, 2019. Our fleet utilization was 98.7% in each of the three months ended September 30, 2020 and September 30, 2019.

Operating Revenues

Operating revenues increased by 6.4%, or $7.1 million, to $118.9 million in the three months ended September 30, 2020 from $111.8 million in the three months ended September 30, 2019.

Operating revenues for the three months ended September 30, 2020 reflect:

•	a $11.5 million increase in revenues in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 as a result of contractual increases in charter rates of vessels under long-term charters;

•	a $5.5 million increase in revenues in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 due to the acquisition of new vessels;

•	a $5.6 million decrease in revenues in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 due to lower non-cash revenue recognition in accordance with US GAAP;

•	a $5.1 million decrease in revenues in the three months ended September 30, 2020 compared to the three months ended September 30, 2019 as a result of lower re-chartering rates for certain of our vessels. This decrease is partially due to a $3.9 million decrease in revenues due to the re-chartering of four vessels in our fleet that concluded long-term charters over the last twelve months and were re-deployed at the prevailing lower spot rates at the time these vessels were re-chartered; and

•	a $0.8 million increase in revenues due to higher fleet utilization of our vessels in the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

Voyage Expenses

Voyage expenses increased by $0.8 million to $3.6 million in the three months ended September 30, 2020 from $2.8 million in the three months ended September 30, 2019 primarily as a result of the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $2.8 million to $27.7 million in the three months ended September 30, 2020 from $24.9 million in the three months ended September 30, 2019, primarily as a result of the increase in the average number of vessels in our fleet and an overall increase in the average daily operating cost to $5,467 per vessel per day for vessels on time charter for the three months ended September 30, 2020 compared to $5,298 per vessel per day for the three months ended September 30, 2019. Management believes that our daily operating cost are among the most competitive in the industry.

Depreciation

Depreciation expense increased by 6.2%, or $1.5 million, to $25.8 million in the three months ended September 30, 2020 from $24.3 million in the three months ended September 30, 2019 mainly due to the installation of scrubbers on nine of our vessels and the acquisition of the vessels Niledutch Lion, Phoebe and SM Charleston in the nine months ended September 30, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.9 million to $3.2 million in the three months ended September 30, 2020 from $2.3 million in the three months ended September 30, 2019.

General and Administrative Expenses

General and administrative expenses decreased by $0.4 million to $6.0 million in the three months ended September 30, 2020, from $6.4 million in the three months ended September 30, 2019. The decrease was mainly due to decreased non-cash recognition of share-based compensation.

Interest Expense and Interest Income

Interest expense decreased by 34.6%, or $6.3 million, to $11.9 million in the three months ended September 30, 2020 from $18.2 million in the three months ended September 30, 2019. The decrease in interest expense is attributable to:

•	a $6.8 million decrease in interest expense due to a decrease in debt service cost of approximately 2.3% and a $84.6 million decrease in our average debt (including leaseback obligations), to $1,518.5 million in the three months ended September 30, 2020, compared to $1,603.1 million in the three months ended September 30, 2019; and

•	a $0.5 million increase in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

As of September 30, 2020, our outstanding bank debt, gross of deferred finance costs, was $1,376.2 million and our leaseback obligation was $129.4 million compared to bank debt of $1,450.0 million and our leaseback obligation of $141.4 million as of September 30, 2019.

Interest income increased to $1.7 million in the three months ended September 30, 2020 compared to $1.6 million in the three months ended September 30, 2019.

Other Finance Costs, net

Other finance costs, net remained stable at $0.3 million in each of the three months ended September 30, 2020 and September 30, 2019.

Equity income on investments

Equity income on investments increased by $0.9 million to $1.5 million of income on investments in the three months ended September 30, 2020 compared to $0.6 million in the three months ended September 30, 2019 due to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended September 30, 2020 and September 30, 2019.

Other income, net

Other income, net was $0.1 million in the three months ended September 30, 2020 compared to nil in the three months ended September 30, 2019.

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

During the nine months ended September 30, 2020, Danaos had an average of 56.9 containerships compared to 55.0 containerships during the nine months ended September 30, 2019. Our fleet utilization for the nine months ended September 30, 2020 was 95.8% compared to 98.8% for the nine months ended September 30, 2019. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 97.0% in the nine months ended September 30, 2020.

Operating Revenues

Operating revenues increased by 1.5%, or $4.9 million, to $341.9 million in the nine months ended September 30, 2020 from $337.0 million in the nine months ended September 30, 2019.

Operating revenues for the nine months ended September 30, 2020 reflect:

•	a $26.2 million increase in revenues in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 as a result of contractual increases in charter rates of vessels under long-term charters;

•	a $10.0 million increase in revenues in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 due to the acquisition of new vessels;

•	a $6.2 million decrease in revenues due to lower fleet utilization of our vessels in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 mainly due to the scheduled installation of scrubbers and dry-dockings of our vessels, of which $3.2 million relates to incremental delays in the Chinese shipyards where these activities were being performed due to the COVID-19 pandemic;

•	a $9.3 million decrease in revenues in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 as a result of lower re-chartering rates for certain of our vessels. This decrease is due to a $12.5 million decrease in revenues due to the re-chartering of six vessels in our fleet that concluded long-term charters over the last twelve months and were re-deployed at the prevailing lower spot rates at the time these vessels were re-chartered, partially offset by a $3.2 million improvement from the re-chartering of other vessels in the fleet; and

•	a $15.8 million decrease in revenues in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 due to lower non-cash revenue recognition in accordance with US GAAP.

Voyage Expenses

Voyage expenses increased by $2.1 million to $10.9 million in the nine months ended September 30, 2020 from $8.8 million in the nine months ended September 30, 2019 primarily as a result of the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $4.2 million to $82.2 million in the nine months ended September 30, 2020 from $78.0 million in the nine months ended September 30, 2019, primarily as a result of the increase in the average number of vessels in our fleet, partially offset by an overall decrease in the average daily operating cost to $5,592 per vessel per day for vessels on time charter for the nine months ended September 30, 2020 compared to $5,605 per vessel per day for the nine months ended September 30, 2019. Management believes that our daily operating cost are among the most competitive in the industry.

Depreciation

Depreciation expense increased by 4.9%, or $3.5 million, to $75.6 million in the nine months ended September 30, 2020 from $72.1 million in the nine months ended September 30, 2019 mainly due to the installation of scrubbers on nine of our vessels and the acquisition of the vessels Niledutch Lion, Phoebe and SM Charleston in the nine months ended September 30, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.9 million to $8.4 million in the nine months ended September 30, 2020 from $6.5 million in the nine months ended September 30, 2019.

General and Administrative Expenses

General and administrative expenses decreased by $1.9 million to $17.9 million in the nine months ended September 30, 2020, from $19.8 million in the nine months ended September 30, 2019. The decrease was mainly due to decreased non-cash recognition of share-based compensation.

Interest Expense and Interest Income

Interest expense decreased by 23.7%, or $13.0 million, to $41.9 million in the nine months ended September 30, 2020 from $54.9 million in the nine months ended September 30, 2019. The decrease in interest expense is attributable to:

•	a $12.5 million decrease in interest expense due to a decrease in debt service cost by approximately 1.3% and a $97.3 million decrease in our average debt (including leaseback obligations), to $1,532.5 million in the nine months ended September 30, 2020, compared to $1,629.8 million in the nine months ended September 30, 2019; and

•	a $0.5 million decrease in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

As of September 30, 2020, our outstanding bank debt, gross of deferred finance costs, was $1,376.2 million and our leaseback obligation was $129.4 million compared to bank debt of $1,450.0 million and our leaseback obligation of $141.4 million as of September 30, 2019.

Interest income increased by $0.2 million to $5.0 million in the nine months ended September 30, 2020 compared to $4.8 million in the nine months ended September 30, 2019.

Other Finance Costs, net

Other finance costs, net decreased by $0.4 million to $2.0 million in the nine months ended September 30, 2020 compared to $2.4 million in the nine months ended September 30, 2019 mainly due to the decrease in finance costs related to the leaseback obligations, partially offset by lease termination fees in the nine months ended September 30, 2020.

Equity income on investments

Equity income on investments increased by $4.2 million to $4.7 million of income on investments in the nine months ended September 30, 2020 compared to $0.5 million in the nine months ended September 30, 2019 due to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $2.7 million in each of the nine months ended September 30, 2020 and September 30, 2019.

Other income, net

Other income, net was $0.3 million in the nine months ended September 30, 2020 compared to $0.4 million in income in the nine months ended September 30, 2019.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006, common stock sale in August 2010 and in the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations, as well as the purchase price of the two 9,000 TEU container vessels we agreed to acquire in October 2020 as described further below. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings.

Under our existing multi-year charters as of September 30, 2020, we had contracted revenues of $103.5 million for the remainder of 2020, $366.7 million for 2021 and, thereafter, approximately $0.6 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure and the impact of COVID-19 on demand for seaborne transportation of containerized cargoes, to meet their obligations under these charters.

As of September 30, 2020, we had cash and cash equivalents of $106.4 million. As of September 30, 2020, we had no remaining borrowing availability under our credit facilities. As of September 30, 2020, we had $1,376.2 million of outstanding indebtedness gross of deferred finance costs. We are obligated to make quarterly fixed amortization payments, totaling $126.3 million to September 30, 2021, and quarterly variable amortization payments on outstanding indebtedness under our 2018 Credit Facilities (as defined below). As of September 30, 2020, we also had $129.4 million of outstanding leaseback obligations gross of deferred finance costs, with aggregate payments of $30.9 million (including imputed interest) due in monthly installments by September 30, 2021, with respect to two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, as described below. See also Note 3 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included in this report. We may consider opportunities to renew, replace or refinance our existing senior secured credit facilities, however, there is no assurance that any such transaction will be completed or on what terms.

On April 8, 2020, we entered into a loan agreement with Macquarie Bank for an amount of up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of the vessels Niledutch Lion and Phoebe. On July 2, 2020, we drew down a loan with SinoPac for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel SM Charleston.

In May 12, 2020, we refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

In 2018, we entered into an agreement with certain of our lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction (the “2018 Refinancing”) which was consummated on August 10, 2018. The debt refinancing involved our entry into new credit facilities, which we refer to as the 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of our common stock on the closing date of the 2018 Refinancing, representing 47.5% of our issued and outstanding common stock immediately after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock. In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the closing date of the 2018 Refinancing, for which DIL did not receive any shares of common stock or other interests in us. See the Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020.

Under the 2018 Credit Facilities and Macquarie Bank and SinoPac credit facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included in this report. We also have significant payment obligations under our leaseback arrangements for the Hyundai Honour and Hyundai Respect. See Note 3 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations, including in light of our existing cash resources and the amount of our contracted revenue which, as described above, depends on our charterers’ continued fulfillment of their obligations to us.

We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the 2018 Credit Facilities we were not permitted to pay dividends, until (1) we received in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and we will be permitted under our credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 6, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and as of September 30, 2020, the unrealized holding losses of $34.2 million for all remaining HMM and ZIM notes has been recognized in accumulated other comprehensive income/(loss). See Note 6, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In the first half of 2020, we installed scrubbers on nine of our vessels with total costs of $39.9 million.

On October 2, 2019, we entered into an agreement to acquire an 8,463 TEU container vessel built in 2005 for a gross purchase price of $25.0 million, of which $2.5 million was advanced before December 31, 2019. This vessel was delivered to us on April 14, 2020 and was renamed to Phoebe. In January 2020, we acquired an 8,626 TEU container vessel built in 2008 which was renamed to Niledutch Lion, for a gross purchase price of $28.0 million. On February 21, 2020, we entered into an agreement to acquire an 8,533 TEU container vessel built in 2005 for a gross purchase price of $23.6 million. This vessel was delivered to us on June 10, 2020 and was renamed to SM Charleston. On October 16, 2020, we entered into agreements to acquire two 9,000 TEU container vessels built in 2009 for gross aggregate purchase price of $62.0 million. These vessels are expected to be delivered to us by the end of January 2021, and financed with a combination of cash on hand and senior secured credit facilities we expect to arrange.

Shares Repurchase

On October 12, 2020, we announced repurchase of 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp. These transactions resulted in the share repurchase program which the Company announced on August 3, 2020 being terminated.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and severity of this global health emergency and related disruptions is uncertain. The severe impact of the pandemic on global economic activity is expected to result in a global recession, the duration and severity of which is uncertain, and has negatively affected global demand for the seaborne transportation of containerized cargoes. As a result of the ongoing effects of COVID-19 pandemic on the global economy, global seaborne container trade is now expected to decline significantly in 2020, around 4% in TEU terms. Liner companies have been responding to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 with such idle capacity subsequently declining. These dynamics may continue until uncertainty surrounding the ability to contain the spread of COVID-19 and the duration and severity of the economic downturn lessens. As such, container freight rates were volatile and containership charter market rates have declined significantly in the first half of 2020, however, since then these rates have significantly improved.

During the first half of 2020, due to COVID-19 related restrictions we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental off-hire time of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the first nine months of 2020, which disruptions could continue to affect our operations.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, the extent of which will depend largely on future developments, which cannot be predicted with certainty. Any prolonged slowdown in the global economy would be likely to continue to negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and decrease rechartering hire rates for our vessels resulting in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Nine Months	Nine Months
	ended	ended
	September 30, 2020	September 30, 2019
	(In thousands)
Net cash provided by operating activities	$186,032	$167,645
Net cash used in investing activities	$(106,224)	$(14,762)
Net cash used in financing activities	$(112,610)	$(147,335)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $18.4 million, to $186.0 million provided by operating activities in the nine months ended September 30, 2020 compared to $167.6 million provided by operating activities in the nine months ended September 30, 2019. The increase was the result mainly of a $13.3 million decrease in net finance costs, a $6.8 million change in working capital and a $4.9 million increase in operating revenues, which were partially offset by a $6.6 million increase in operating expenses in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $91.4 million, to $106.2 million used in investing activities in the nine months ended September 30, 2020 compared to $14.8 million used in investing activities in the nine months ended September 30, 2019 mainly due to the acquisition of new vessels and installation of scrubbers.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $34.7 million, to $112.6 million used in financing activities in the nine months ended September 30, 2020 compared to $147.3 million used in financing activities in the nine months ended September 30, 2019 due to the increased proceeds from new debt facilities and sale and leaseback financings by $29.3 million, decreased payments of finance costs by $10.6 million and decreased payments of accumulated accrued interest by $6.0 million, which were partially offset by increased debt and leaseback obligations repayments by $11.2 million.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine Months	Nine Months
	ended	ended
	September 30, 2020	September 30, 2019
	(In thousands)
Net income	$110,371	$97,436
Depreciation	75,604	72,141
Amortization of deferred drydocking & special survey costs	8,425	6,525
Amortization of deferred realized losses of cash flow interest rate swaps	2,719	2,709
Amortization of finance costs and debt discount	12,315	12,846
Finance costs accrued (Exit Fees under our Bank Agreements)	392	424
Interest income	(4,952)	(4,751)
Interest expense	29,551	42,057
EBITDA	234,425	229,387
Stock based compensation	897	3,060
Adjusted EBITDA	$235,322	$232,447

EBITDA increased by $5.0 million, to $234.4 million in the nine months ended September 30, 2020 from $229.4 million in the nine months ended September 30, 2019. This increase was mainly attributed to a $4.9 million increase in operating revenues, a $4.2 million increase in the operating performance of our equity investees and a $0.4 million decrease in other finance expenses, which were partially offset by a $4.5 million increase in operating expenses in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

Adjusted EBITDA increased by $2.9 million, to $235.3 million in the nine months ended September 30, 2020 from $232.4 million in the nine months ended September 30, 2019. This increase was mainly attributed to a $4.9 million increase in operating revenues, a $4.2 million increase in the operating performance of our equity investees and a $0.4 million decrease in other finance expenses, which were partially offset by a $6.6 million increase in operating expenses in the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Adjusted EBITDA for the nine months ended September 30, 2020 is adjusted for $0.9 million of stock-based compensation.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing, which are described in Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020. Additionally, on April 9, 2020, we drew down $24 million under a loan with Macquarie Bank and on July 2, 2020 we drew down $13.3 million under a loan with SinoPac, as described in the Note 8, “Long-term Debt, net” to our unaudited condensed consolidated financial statements included in this report. The following summarizes certain terms of our credit facilities:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)	$443.7	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the CMA CGM Melisande, the Hyundai Smart (ex Maersk Enping), the Express Berlin, the Le Havre and the Derby D
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility(2)	$358.4	The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra (ex MSC Zebra), the Danae C, the Dimitris C, the Performance, the Europe, the Dimitra C, the Hyundai Speed (ex Maersk Exeter), the Express Rome, the CMA CGM Rabelais, the Pusan C and the ANL Tongala
Citibank $114 mil. Facility	$65.8	The CMA CGM Moliere and the CMA CGM Musset
Citibank $123.9 mil. Facility	$86.0	The Rio Grande (ex Zim Rio Grande), the Zim Sao Paolo and the Zim Kingston
Citibank $120 mil. Facility(2)	$95.0	The Colombo, the Seattle C, the YM Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility	$20.4	The Hyundai Ambition (ex MSC Ambition)
Club Facility $206.2 mil.	$130.5	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea and the CMA CGM Attila
Credit Suisse $171.8 mil. Facility	$106.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
Sinosure-Cexim-Citibank-ABN Amro $203.4 mil. Facility	$27.1	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Macquarie Bank $24.0 mil. Facility	$23.0	The Niledutch Lion and the Phoebe
SinoPac $13.3 mil. Facility	$13.3	The SM Charleston

(1)	As of September 30, 2020.
(2)	These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the Hyundai Ambition (ex MSC Ambition).

As of September 30, 2020, there was no remaining borrowing availability under our credit facilities. We were in compliance with the financial covenants of the credit facilities as of September 30, 2020 and December 31, 2019.

For additional details regarding the 2018 Refinancing and 2018 Credit Facilities and the Sinosure-CEXIM Credit Facility, please refer to Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020.

Additionally, in connection with the 2018 Refinancing, we undertook to refinance two of our 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, which was completed on April 12, 2019 through a sale and leaseback arrangement with a term of five years. The net proceeds amounting to $144.8 million were applied pro rata to repay the existing credit facilities secured by mortgages on such vessels. On May 12, 2020, we refinanced this existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. As of September 30, 2020, we had $129.4 million in outstanding leaseback obligations. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. See Note 3 “Fixed Assets, Net” to our unaudited condensed consolidated financial statements included in this report.

On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank, which is guaranteed by Danaos Corporation, for an amount up to $24 million, which was drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of two newly acquired vessels, Niledutch Lion and Phoebe, owned by these vessel owning companies, liens on which vessels secure this loan agreement. The loan bears interest at LIBOR plus 3.9% margin and is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period of the loan with a balloon payment at maturity amounting to $10.4 million.

On July 2, 2020, our vessel owning subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos Corporation, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel SM Charleston owned by this vessel owning company, a lien on which vessel secures this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the nine months ended September 30, 2020 and 2019.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of September 30, 2020.

•	on an actual basis; and
•	on an as adjusted basis to reflect, in the period from October 1, 2020 to November 5, 2020, the repurchase of 4,339,271 shares of common stock for an aggregate purchase price of $31.1 million and scheduled debt repayments of $3.4 million related to our Sinosure-CEXIM-Citibank-ABN Amro credit facility, $2.0 million related to our leaseback obligations and $0.5 million related to SinoPac loan.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2020 and November 5, 2020.

	As of September 30, 2020
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1) (2)	$1,521,273	$1,515,384
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,789,312 shares issued and outstanding; actual and 24,789,312 issued and 20,450,041 outstanding; as adjusted (3)(4)	248	205
Additional paid-in capital (4)	786,171	755,088
Accumulated other comprehensive loss	(110,180)	(110,180)
Retained earnings	323,473	323,473
Total stockholders’ equity	999,712	968,586
Total capitalization	$2,520,985	$2,483,970

(1)	Total debt includes $1,391.9 million of long-term debt ($1,388.0 million, as adjusted) and $129.4 million ($127.4 million, as adjusted) of long-term leaseback obligations. Long-term debt excludes accumulated accrued interest of $162.0 million outstanding as of September 30, 2020. All of our indebtedness is secured and guaranteed by the Company. See Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $15.7 million and $26.9 million, respectively.
(3)	Actual and as adjusted issued and outstanding common stock include 216,276 shares of restricted stock, which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.
(4)	On October 12, 2020, we announced repurchase of 4,339,271 shares of our common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions.

Our Fleet

The following table describes in detail our fleet deployment profile as of November 5, 2020:

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Hyundai Ambition (exMSC Ambition)	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Speed (ex Maersk Exeter)	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918	+3 years at $60,418
Hyundai Smart (exMaersk Enping)	2012	13,100	May 2024	HMM	T/C	May 2024	$64,918	+3 years at $60,418
Hyundai Respect(5)	2012	13,100	March 2024	HMM	T/C	March 2024	$64,918	+3 years at $60,418
Hyundai Honour(5)	2012	13,100	February 2024	HMM	T/C	February 2024	$64,918	+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022	$27,750	+4 months at $27,750
								+10.5 to 13.5 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000	+3 months at $28,000
								+10 up to 14 months at $29,000
								+10 up to 14 months at $30,000
Le Havre	2006	9,580	April 2023	MSC	T/C	April 2023	$23,000	+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023	$23,000	+4 months at $23,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022	$28,000	+3 months at $28,000
SM Charleston	2005	8,533	December 2021	RCL	T/C	December 2021	$30,000	+2 months at $30,000
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023	$43,000
					T/C	May 2024	at market(6)	+6 months at market(6)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023	$43,000
					T/C	October 2023	at market(6)	+6 months at market(6)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023	$43,000
					T/C	November 2023	at market(6)	+6 months at market(6)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023	$43,000
					T/C	January 2024	at market(6)	+6 months at market(6)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023	$43,000
					T/C	March 2024	at market(6)	+6 months at market(6)
America	2004	8,468	February 2023	MSC	T/C	February 2023	$22,000	+4 months at $22,000
Europe	2004	8,468	March 2023	MSC	T/C	March 2023	$22,000	+4 months at $22,000
Phoebe	2005	8,463	April 2022	ONE	T/C	April 2022	$24,000	+4 months at $24,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021	$34,350
					T/C	February 2022	at market(6)	+6 months at market(6)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022	$34,350
					T/C	August 2022	at market(6)	+6 months at market(6)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022	$34,350
					T/C	October 2022	at market(6)	+6 months at market(6)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022	$34,350
					T/C	December 2022	at market(6)	+6 months at market(6)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022	$34,350
					T/C	January 2023	at market(6)	+6 months at market(6)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028	$26,890	+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028	$26,890	+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023	$20,000	+3 months at $20,000
								+12 months at $21,500
Performance	2002	6,402	December 2020	CMA CGM	T/C	December 2020	$10,250	+5.5 up to 6.5 months at 16,500
Rio Grande (ex ZIM Rio Grande)	2008	4,253	November 2020	OOCL	T/C	November 2020	$7,500	+2 months at $7,500
ZIM Sao Paolo	2008	4,253	December 2020	ZIM	T/C	December 2020	$8,300	+4 months at $8,300
ZIM Kingston	2008	4,253	February 2021	ZIM	T/C	February 2021	$10,500	+2 months at $10,500
ZIM Monaco	2009	4,253	February 2021	ZIM	T/C	February 2021	$13,700	+0.5 month at $13,700
ZIM Dalian	2009	4,253	February 2021	ZIM	T/C	February 2021	$13,700	+3 months at $13,700
ZIM Luanda	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700	+3 months at $13,700
Seattle C	2007	4,253	December 2020	CMA CGM	T/C	December 2020	$12,000	+4 months at $12,000
YM Vancouver	2007	4,253	November 2020	Yang Ming	T/C	November 2020	$6,400	+1 months at $6,400
Derby D	2004	4,253	November 2020	CMA CGM	T/C	November 2020	$8,750	+4 months at $8,750
ANL Tongala	2004	4,253	November 2020	CMA CGM	T/C	November 2020	$8,750	+6 months at $8,750
Dimitris C	2001	3,430	December 2020	CMA CGM	T/C	December 2020	$8,250	+3 months at $8,250
Express Argentina	2010	3,400	November 2020	Maersk	T/C	November 2020	$6,650	+7 months at $6,650
Express Brazil	2010	3,400	September 2021	CMA CGM	T/C	November 2020	$10,600
					T/C	September 2021	$15,750	+3 months at $15,750
Express France	2010	3,400	October 2021	CMA CGM	T/C	November 2020	$10,600
						October 2021	$15,750	+3 months at $15,750
Express Spain	2011	3,400	November 2020	Cosco	T/C	November 2020	$7,250	+3 months at $7,250
Express Black Sea	2011	3,400	December 2020	CMA CGM	T/C	December 2020	$11,000	+2 months at $11,000
Singapore	2004	3,314	November 2020	OOCL	T/C	November 2020	$10,000
			October 2021	SM Lines	T/C	October 2021	$17,100	+2 months at $17,100
Colombo	2004	3,314	November 2020	CMA CGM	T/C	November 2020	$9,300	+2 months at $9,300
Zebra (ex MSC Zebra)	2001	2,602	November 2020	Hapag Lloyd	T/C	November 2020	$4,000
Danae C	2001	2,524	November 2020	Hapag Lloyd	T/C	November 2020	$8,100	+3 months at $8,100
Amalia C	1998	2,452	May 2021	OOCL	T/C	November 2020	$8,500
					T/C	May 2021	$12,200	+2 months at $12,200
Vladivostok	1997	2,200	November 2020	Maersk	T/C	November 2020	$6,200	+2.5 months at $6,200
Stride	1997	2,200	November 2020	Evergreen	T/C	November 2020	$6,600	+4 months at $$6,600
Sprinter	1997	2,200	November 2020	Evergreen	T/C	November 2020	$6,250	+3 months at $6,250
Future	1997	2,200	November 2020	Evergreen	T/C	November 2020	$7,300	+2 months at $7,300
Advance	1997	2,200	November 2020	Evergreen	T/C	November 2020	$6,600	+4 months at $$6,600
Bridge	1998	2,200	February 2021	Samudera	T/C	February 2021	$8,100	+2 months at $8,100
Highway	1998	2,200	March 2021	Cosco	T/C	March 2021	$10,000	+1.5 months at $10,000
Progress C	1998	2,200	November 2020	Evergreen	T/C	November 2020	$6,250	+2 months at $6,250

Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through	Charter rate(3)	Extension Options(4)
Belita(7)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(7)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(7)	2002	6,422	August 2022	MSC	T/C	August 2022	$18,000	+4 months at $18,000
Suez Canal(7)(8)	2002	5,610	December 2020	TS Lines	T/C	December 2020	$8,400	+3.5 months at $8,400
Genoa(7)(8)	2002	5,544	September 2021	Sealead	T/C	September 2021	$21,000	+4 months at $21,000

(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	“T/C” stands for “Time Charter” and “B/B” stands for “Bareboat Charter”.
(3)	Gross charter rate, which does not include charter commissions.
(4)	At the option of the charterer.
(5)	A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
(6)	Daily charter rate for last nine months of the contractual charter term will be the prevailing market rate at that time.
(7)	Vessels acquired by Gemini, in which Danaos holds a 49% equity interest
(8)	A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; the effects of the 2018 Refinancing transactions; Danaos’ ability to achieve the expected benefits of the 2018 Refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the 2018 Refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		September 30,	December 31,
	Notes	2020	2019
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$106,368	$139,170
Accounts receivable, net		10,846	7,145
Inventories		9,021	8,494
Prepaid expenses		1,653	1,458
Due from related parties	14	20,851	20,512
Other current assets		13,881	13,607
Total current assets		162,620	190,386
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $916,033 (2019: $840,429)	3	2,441,815	2,389,874
Deferred charges, net	4	16,427	11,455
Investments in affiliates	5	13,694	8,965
Other non-current assets	6	61,465	82,339
Total non-current assets		2,533,401	2,492,633
Total assets		$2,696,021	$2,683,019

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$11,628	$11,168
Accrued liabilities	7	8,770	8,527
Current portion of long-term debt, net	8	126,326	119,673
Current portion of long-term leaseback obligation, net	3	24,166	16,342
Accumulated accrued interest, current portion		29,679	34,137
Unearned revenue		16,481	17,960
Other current liabilities	8	423	15,273
Total current liabilities		217,473	223,080

LONG-TERM LIABILITIES
Long-term debt, net	8	1,222,971	1,270,663
Long-term leaseback obligation, net of current portion	3	101,522	121,872
Accumulated accrued interest, net of current portion		132,319	156,583
Unearned revenue, net of current portion		21,737	28,528
Other long-term liabilities		287	603
Total long-term liabilities		1,478,836	1,578,249
Total liabilities		1,696,309	1,801,329

Commitments and Contingencies	10	-	-

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2020 and December 31, 2019)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2020 and December 31, 2019. 24,789,312 shares issued and outstanding as of September 30, 2020 and December 31, 2019)	11	248	248
Additional paid-in capital		786,171	785,274
Accumulated other comprehensive loss	6, 9	(110,180)	(116,934)
Retained earnings		323,473	213,102
Total stockholders’ equity		999,712	881,690
Total liabilities and stockholders’ equity		$2,696,021	$2,683,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2020	2019	2020	2019
OPERATING REVENUES	12	$118,932	$111,830	$341,952	$337,040

OPERATING EXPENSES
Voyage expenses	14	(3,552)	(2,792)	(10,887)	(8,794)
Vessel operating expenses		(27,662)	(24,858)	(82,232)	(78,035)
Depreciation		(25,765)	(24,336)	(75,604)	(72,141)
Amortization of deferred drydocking and special survey costs	4	(3,174)	(2,271)	(8,425)	(6,525)
General and administrative expenses	14	(6,048)	(6,422)	(17,901)	(19,783)
Income From Operations		52,731	51,151	146,903	151,762

OTHER INCOME (EXPENSES):
Interest income		1,650	1,586	4,952	4,751
Interest expense		(11,907)	(18,216)	(41,865)	(54,903)
Other finance expenses		(330)	(308)	(1,990)	(2,402)
Equity income on investments	5	1,464	560	4,729	508
Other income/(loss), net		91	(5)	361	429
Loss on derivatives	9	(913)	(913)	(2,719)	(2,709)
Total Other Expenses, net		(9,945)	(17,296)	(36,532)	(54,326)

Net Income		$42,786	$33,855	$110,371	$97,436

EARNINGS PER SHARE
Basic earnings per share		$1.74	$2.27	$4.49	$6.52
Diluted earnings per share		$1.73	$2.20	$4.45	$6.36
Basic weighted average number of common shares (in thousands)	13	24,573	14,939	24,573	14,939
Diluted weighted average number of common shares (in thousands)	13	24,789	15,373	24,789	15,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2020	2019	2020	2019
Net income for the period		$42,786	$33,855	$110,371	$97,436
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	6	5,900	324	4,035	(2,302)
Amortization of deferred realized losses on cash flow hedges	9	913	913	2,719	2,709
Total Other Comprehensive Income		6,813	1,237	6,754	407
Comprehensive Income		$49,599	$35,092	$117,125	$97,843

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2018	15,237	$152	$727,562	$(118,710)	$81,849	$690,853
Net Income	—	—	—	—	33,443	33,443
Stock compensation	—	—	830	—	—	830
Net movement in other comprehensive income	—	—	—	288	—	288
As of March 31, 2019	15,237	$152	$728,392	$(118,422)	$115,292	$725,414
Net Income	—	—	—	—	30,138	30,138
Stock compensation	136	2	1,033	—	—	1,035
Net movement in other comprehensive income	—	—	—	(1,118)	—	(1,118)
As of June 30, 2019	15,373	$154	$729,425	$(119,540)	$145,430	$755,469
Net Income	—	—	—	—	33,855	33,855
Stock compensation	(2)	—	1,195	—	—	1,195
Net movement in other comprehensive income	—	—	—	1,237	—	1,237
As of September 30, 2019	15,371	$154	$730,620	$(118,303)	$179,285	$791,756

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net Income	—	—	—	—	29,089	29,089
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	(7,429)	—	(7,429)
As of March 31, 2020	24,789	$248	$785,572	$(124,363)	$242,191	$903,648
Net Income	—	—	—	—	38,496	38,496
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	7,370	—	7,370
As of June 30, 2020	24,789	$248	$785,870	$(116,993)	$280,687	$949,812
Net Income	—	—	—	—	42,786	42,786
Stock compensation	—	—	301	—	—	301
Net movement in other comprehensive income	—	—	—	6,813	—	6,813
As of September 30, 2020	24,789	$248	$786,171	$(110,180)	$323,473	$999,712

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended
	September 30,
	2020	2019
Cash Flows from Operating Activities
Net income	$110,371	$97,436

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	75,604	72,141
Amortization of deferred drydocking and special survey costs	8,425	6,525
Amortization of finance costs	8,545	8,220
Exit fee accrued on debt	392	424
Debt discount amortization	4,300	4,626
PIK interest	2,236	2,545
Payments for drydocking and special survey costs deferred	(13,397)	(5,214)
Amortization of deferred realized losses on interest rate swaps	2,719	2,709
Stock based compensation	897	3,060
Equity income on investments	(4,729)	(508)
(Increase)/Decrease in
Accounts receivable	(3,701)	1,588
Inventories	(527)	(82)
Prepaid expenses	(195)	315
Due from related parties	(339)	(2,439)
Other assets, current and non-current	3,403	(11,790)
Increase/(Decrease) in
Accounts payable	497	1,567
Accrued liabilities	117	(2,130)
Unearned revenue, current and long-term	(8,270)	(10,831)
Other liabilities, current and long-term	(316)	(517)
Net Cash provided by Operating Activities	186,032	167,645

Cash Flows from Investing Activities
Vessels additions and advances	(106,149)	(14,762)
Investments	(75)	-
Net Cash used in Investing Activities	(106,224)	(14,762)

Cash Flows from Financing Activities
Payments of long-term debt	(99,749)	(231,389)
Proceeds from sale-leaseback of vessels	139,080	146,523
Proceeds from long-term debt	36,700	-
Payments of leaseback obligation	(147,942)	(5,149)
Payments of accumulated accrued interest	(20,786)	(26,846)
Finance costs	(19,913)	(30,474)
Net Cash used in Financing Activities	(112,610)	(147,335)

Net Increase/(Decrease) in cash and cash equivalents	(32,802)	5,548
Cash and cash equivalents at beginning of period	139,170	77,275
Cash and cash equivalents at end of period	$106,368	$82,823

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of September 30, 2020, the condensed consolidated results of operations for the three and nine months ended September 30, 2020 and 2019 and the condensed consolidated cash flows for the nine months ended September 30, 2020 and 2019. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2019. The results of operations for the three and nine months ended September 30, 2020, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2020, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart (ex Maersk Enping)	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed (ex Maersk Exeter)	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition (ex MSC Ambition)	2012	13,100

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No.1) Corp.	February 20, 2020	SM Charleston	2005	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande (ex Zim Rio Grande)	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra (ex MSC Zebra)	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of September 30, 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed step one of the impairment assessment of the Company’s vessels by comparing the undiscounted projected net operating cash flows for each vessel to its carrying values. As of September 30, 2020, the Company’s assessment concluded that step two of the impairment analysis was not required for any vessel, as the undiscounted projected net operating cash flows of the Company’s vessels exceeded the carrying value of the respective vessels. As of September 30, 2020, no vessel impairment loss was identified.

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on February 27, 2020. During the nine months ended September 30, 2020, other than the following, there were no other significant changes made to the Company’s significant accounting policies:

Newly Implemented Accounting Principles:

We adopted Topic 326 “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments” on January 1, 2020. This standard provides new guidance for measuring and recognizing credit losses on financial instruments using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. The standard applies to the allowance for uncollectible debt securities in the Company’s books, but did not result in any significant changes to the allowance methodology and did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements:

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s unaudited condensed consolidation financial statements for the nine months ended September 30, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Fixed assets, net

The Company took delivery of the following vessels in the nine months ended September 30, 2020:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Blackwell Seaways Inc.	Niledutch Lion	2008	8,626	January 23, 2020
Rewarding International Shipping Inc.	Phoebe	2005	8,463	April 14, 2020
Oceancarrier (No.1) Corp.	SM Charleston	2005	8,533	June 10, 2020

In the first half of 2020, the Company installed scrubbers on nine of its vessels with total costs of $39.9 million. The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $408.4 million and $378.2 million as of September 30, 2020 and as of December 31, 2019, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. The Company incurred early termination fees amounting to $0.5 million, which are presented under “Other finance expenses” in the condensed consolidated statements of income. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. The carrying value of these vessels amount to $274.2 million as of September 30, 2020.

The scheduled leaseback instalments subsequent to September 30, 2020 are as follows (in thousands):

Instalments due by period ended:
September 30, 2021	$30,916
September 30, 2022	30,916
September 30, 2023	30,915
Until May 2024	54,041
Total leaseback instalments	146,788
Less: Imputed interest	(17,436)
Total leaseback obligation	129,352
Less: Deferred finance costs, net	(3,664)
Less: Current leaseback obligation	(24,166)
Leaseback obligation, net of current portion	$101,522

4	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2019	$13,031
Additions	7,157
Amortization	(8,733)
As of December 31, 2019	11,455
Additions	13,397
Amortization	(8,425)
As of September 30, 2020	$16,427

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4	Deferred Charges, net (Continued)

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

5	Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels Catherine C and Leo C. In August 2019, an affiliated company of Gemini acquired an 8,533 TEU container vessel built in 2006 renamed to Belita. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $30.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of September 30, 2020, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016
Springer Shipping Co.	Belita	2006	8,533	August 26, 2019

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income/(loss) on investments” in the condensed consolidated statements of income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities, provided that such fair market value is not below the net book value of such equity interests. The net assets of Gemini total $27.9 million and $18.3 million as of September 30, 2020 and December 31, 2019, respectively. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	September 30, 2020	December 31, 2019
Current assets	$9,439	$6,242
Non-current assets	$69,507	$69,740
Current liabilities	$7,654	$9,892
Non-current liabilities	$43,345	$47,795

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Net operating revenues	$24,071	$12,746
Net income	$9,652	$1,035

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of	As of
	September 30, 2020	December 31, 2019
Available for sale securities:
ZIM notes, net	$26,742	$20,078
HMM notes, net	12,304	11,377
Equity participation ZIM	75	-
Advances for vessels additions	-	18,800
Advances for vessels acquisition	-	2,507
Other assets	22,344	29,577
Total	$61,465	$82,339

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. See Note 7 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2019 for further details.

ZIM and HMM unsecured debt securities are not publicly traded, are infrequently traded over the counter by certain brokers and have no readily determinable market value or credit ratings. The unrealized loss was primarily caused by challenging business environment faced by container shipping industry, which affected profitability and liquidity of ZIM and HMM. The Company collects cash interest applicable to ZIM securities and rentals on the Company’s vessels leased to ZIM and HMM on a regular basis, in accordance with the contractual agreements. The contractual terms of ZIM and HMM debt securities do not permit ZIM or HMM to settle the debt securities at a price less than the amortized cost basis on the investments. The Company currently does not expect ZIM or HMM to settle the debt securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell ZIM and HMM debt securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis. These securities are in continuous unrealized loss position for a period exceeding twelve months as of September 30, 2020 and December 31, 2019.

The following tables summarizes the unrealized positions for available-for-sale debt securities as of September 30, 2020 and December 31, 2019 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss
September 30, 2020
ZIM notes	$49,176	$26,742	$(22,434)
HMM notes	24,059	12,304	(11,755)
Total	$73,235	$39,046	$(34,189)

December 31, 2019
ZIM notes	$47,171	$20,078	$(27,093)
HMM notes	22,508	11,377	(11,131)
Total	$69,679	$31,455	$(38,224)

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Other Non-current Assets (Continued)

The unrealized losses, which were recognized in other comprehensive income/(loss), are analyzed as follows as of September 30, 2020 (in thousands):

Unrealized loss on available for sale securities
Beginning balance as of January 1, 2020	$(38,224)
Unrealized gain on available for sale securities	4,035
Ending balance as of September 30, 2020	$(34,189)

Other assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $22.3 million and $29.6 million as of September 30, 2020 and December 31, 2019, respectively.

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	September 30, 2020	December 31, 2019
Accrued payroll	$897	$809
Accrued interest	2,376	3,910
Accrued dry-docking expenses	747	-
Accrued expenses	4,750	3,808
Total	$8,770	$8,527

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of September 30, 2020 and December 31, 2019.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of September 30, 2020	Balance as of December 31, 2019
The Royal Bank of Scotland $475.5 mil. Facility	$443,712	$458,604
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	358,346	372,340
Citibank $114 mil. Facility	65,768	74,402
Credit Suisse $171.8 mil. Facility	106,127	115,759
Citibank – Eurobank $37.6 mil. Facility	20,430	27,455
Club Facility $206.2 mil.	130,529	143,389
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	27,120	40,680
Citibank $123.9 mil. Facility	86,032	88,793
Citibank $120 mil. Facility	95,026	100,245
Macquarie Bank $24 mil. Facility	23,000	-
SinoPac $13.3 mil. Facility	13,300	-
Fair value of debt	(15,694)	(19,994)
Comprehensive Financing Plan exit fees accrued	22,531	22,139
Total long-term debt	$1,376,227	$1,423,812
Less: Deferred finance costs, net	(26,930)	(33,476)
Less: Current portion	(126,326)	(119,673)
Total long-term debt net of current portion and deferred finance cost	$1,222,971	$1,270,663

On April 8, 2020, the vessel owning companies Rewarding International Shipping Inc. and Blackwell Seaways Inc. entered into a loan agreement with Macquarie Bank, which is guaranteed by Danaos, for an amount up to $24 million drawn down in full on April 9, 2020. The loan was used to partially finance the acquisition costs of two newly acquired vessels Niledutch Lion and Phoebe owned by these vessel owning companies, liens on which vessels secure this loan agreement. The loan bears interest at LIBOR plus 3.9% margin and is repayable in nineteen quarterly instalments starting from September 30, 2020 over a five year period of the loan with a balloon payment at maturity amounting to $10.4 million.

On July 2, 2020, the Company’s subsidiary Oceancarrier (No.1) Corp. drew down a loan with SinoPac, which is guaranteed by Danaos, for an amount of $13.3 million. The loan was used to partially finance the acquisition costs of the newly acquired vessel SM Charleston owned by this vessel owning company, a lien on which vessel secures this loan agreement. The loan bears interest at LIBOR plus 3.75% margin and is repayable in nineteen quarterly instalments starting three months after the drawn down over a five year period of the loan with a balloon payment at maturity amounting to $3.8 million.

Each of the credit facilities is collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, and in the case of the credit facilities entered into in 2018 the Company’s investments in ZIM and Hyundai Merchant Marine securities, and stock pledges and benefits from corporate guarantees. As of September 30, 2020, fifty-six of the Company’s vessels, excluding the Hyundai Honour and Hyundai Respect which are subject to sale and leaseback arrangements described in Note 3, “Fixed Assets, Net”, having a net carrying value of $2,167.6 million, were subject to first and second preferred mortgages as collateral to the Company’s credit facilities. As of September 30, 2020, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants of the credit facilities as of September 30, 2020 and December 31, 2019. Unpaid loan amendment fees of nil and $14.8 million are accrued under “Other current liabilities” as of September 30, 2020 and December 31, 2019, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

The Sinosure–Cexim–Citibank–ABN Amro Credit Facility provides for semi-annual amortization payments and the 2018 Credit Facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities, subject to certain adjustments. The 2018 Credit Facilities have maturity dates of December 31, 2023 (or in some cases June 30, 2024). The scheduled debt maturities of total long-term debt subsequent to September 30, 2020 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Final payments		Total principal payments
September 30, 2021	$126,326		-	$126,326
September 30, 2022	104,991		-	104,991
September 30, 2023	85,560		-	85,560
September 30, 2024	21,992	*$	1,013,721	1,035,713
September 30, 2025	2,600		14,200	16,800
Total long-term debt	$341,469		$1,027,921	$1,369,390

* The final payments include the unamortized remaining principal debt balances under the 2018 Credit Facilities, as such amount will be determinable following the fixed amortization. As mentioned above, the Company is also subject to quarterly variable principal amortization of the 2018 Credit Facilities based on actual free cash flows, which are included under “Final payments” in this table.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents and trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.7 million was reclassified into earnings for the nine months ended September 30, 2020 and 2019, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2020 and December 31, 2019.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2020		As of December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$106,368	$106,368	$139,170	$139,170
ZIM notes	$26,742	$26,742	$20,078	$20,078
HMM notes	$12,304	$12,304	$11,377	$11,377
Long-term debt, including current portion	$1,376,227	$1,376,227	$1,423,812	$1,423,812

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2020:

	Fair Value Measurements as of September 30, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$26,742	$—	$26,742	$—
HMM notes(1)	$12,304	$—	$12,304	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2020:

	Fair Value Measurements as of September 30, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,376,227	$—	$1,376,227	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$20,078	$—	$20,078	$—
HMM notes(1)	$11,377	$—	$11,377	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2019:

	Fair Value Measurements as of December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,423,812	$—	$1,423,812	$—

(1)	The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company’s counterparty, data provided by third party brokers, other contracts with similar terms, remaining maturities and interest rates.
(2)	Long-term debt, including current portion is presented gross of deferred finance costs of $26.9 million and $33.5 million as of September 30, 2020 and December 31, 2019, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding as of September 30, 2020.

See the Note 3 “Fixed Assets, Net” for buyback obligation related to the sale and leaseback arrangement.

11	Stockholders’ Equity

On August 3, 2020, the Company announced that its Board of Directors had approved a common share repurchase program of up to $10 million. See Note 15, “Subsequent Events”.

In December 2019, the Company completed the sale of 9,418,080 shares of common stock in the public offering raising aggregate proceeds net of underwriting discounts of $54.4 million, including an investment of approximately $17.3 million by DIL. Additionally the Company incurred approximately $0.9 million of related share issuance costs.

On May 2, 2019, the Company effected a 1-for-14 reverse stock split of the issued and outstanding shares of common stock of the Company. All share and per share data disclosed in the accompanying consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. The reverse stock split reduced the number of the Company’s outstanding shares of common stock from 213,324,455 to 15,237,456 on May 2, 2019 and affected all issued and outstanding shares of common stock. No fractional shares were issued in connection to the reverse stock split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The par value and other terms of the Company’s common stock were not affected by the reverse stock split.

The Company’s largest stockholder, Danaos Investment Limited (“DIL”), contributed $10 million to the Company in connection with the consummation of the Company’s debt refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

Additionally, on August 10, 2018, in connection with this debt refinancing, the Company issued 7,095,877 new shares of common stock to certain of the Company’s lenders, which represented 47.5% of the outstanding common stock immediately after this issuance.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the nine months ended September 30, 2020, the Company did not grant any shares under the plan and no new shares were issued thereunder.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the nine months ended September 30, 2020 and September 30, 2019, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. Additionally, on May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019 and 66,888 restricted shares are scheduled to vest on December 31, 2021. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 216,276 shares of restricted stock are issued and outstanding as of September 30, 2020 and December 31, 2019, respectively.

The Company was not permitted to pay cash dividends under the terms of the 2018 debt refinancing until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility and provided that an event of default has not occurred and the Company is not, and after giving effect to the payment of the dividend, in breach of any covenant. Following the sale of shares of common stock in the public offering completed in December 2019 described above, these conditions are fully satisfied and the Company will be permitted under its credit facilities to pay dividends provided no event of default has occurred or would occur as a result of the payment of such dividend, and it remains in compliance with the financial and other covenants thereunder. To the extent the Company’s credit facilities permit it to pay dividends, any dividend payments will be subject to the Company having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of the Company’s board of directors.

12	Lease Arrangements

Charters-out

As of September 30, 2020, the Company generated operating revenues from its 58 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum rentals, expected to be earned on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of September 30, 2020 (in thousands):

Remainder of 2020	$103,485
2021	366,679
2022	281,839
2023	189,129
2024	57,070
2025 and thereafter	62,212
Total future rentals	$1,060,414

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2020	September 30, 2019
	(in thousands)
Numerator:
Net income	$42,786	$33,855

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	24,573	14,939
Effect of dilutive securities:
Share based compensation	216	434
Diluted weighted average common shares outstanding	24,789	15,373

	Nine months ended
	September 30, 2020	September 30, 2019
	(in thousands)
Numerator:
Net income	$110,371	$97,436

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	24,573	14,939
Effect of dilutive securities:
Share based compensation	216	370
Diluted weighted average common shares outstanding	24,789	15,309

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $13.1 million and $12.5 million in the nine months ended September 30, 2020 and 2019, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $4.2 million and $4.0 million in the nine months ended September 30, 2020 and 2019, respectively, and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commission of 0.5% on the contract price of the newly acquired vessels amounting to $0.4 million was capitalized to the vessel cost in the nine months ended September 30, 2020.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $20.9 million and $20.5 million as of September 30, 2020 and December 31, 2019, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.5 million and $0.2 million as of September 30, 2020 and December 31, 2019, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

15	Subsequent Events

On October 12, 2020, the Company announced the repurchase of 4,339,271 shares of its common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp. These transactions resulted in the Company’s previously announced share repurchase program being terminated.

On October 16, 2020, the Company entered into agreements to acquire two 9,000 TEU container vessels built in 2009 for gross aggregate purchase price of $62.0 million. These vessels are expected to be delivered by the end of January 2021.